Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Appoints David Silberman as
Chief Financial Officer

HOLON, ISRAEL, May 15, 2024 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced the appointment of David Silberman as its new Chief Financial Officer effective August 15, 2024, taking over from Alberto Sessa who will depart Compugen on the same day. David will join Compugen from Oramed Pharmaceuticals Inc., where he served as Chief Financial Officer.

“I am excited to welcome David to Compugen and believe his experience and insights will make him a pivotal addition to our team,” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “With experience in the healthcare industry as a Chief Financial Officer of a biotech company traded on the Nasdaq, along with his passion, strategic thinking and commitment for results, I look forward to working closely with David as part of Compugen’s senior management team to bring value to shareholders and to patients.”

Mr. Silberman commented, “I am delighted to be joining Compugen at this exciting time, with a planned catalyst rich 2024, multiple proprietary innovative assets, validating partnerships with big pharma and a computational discovery platform designed to enrich the pipeline for long term sustainable growth. I look forward to playing a meaningful role along with Anat and the Compugen team, to ensure a strong financial position for our future, with the ultimate goal of bringing new treatment options to cancer patients worldwide.”

Dr. Cohen-Dayag added, “I would also like to thank Alberto Sessa for his contribution to the company. Since joining Compugen as Chief Financial Officer in 2022, Alberto has been incredibly supportive in progressing our vision in transforming patient lives by developing first-in-class therapeutics based on our computational target discovery platform.”

David has more than 15 years of experience working in finance, including 10 years of experience in the healthcare and biotech industries. Prior to joining Oramed Pharmaceuticals as Chief Financial Officer in 2021, David served as a Corporate Financial Planning and Analysis Director and as Global Internal Audit Senior Manager at Teva Pharmaceutical Industries Ltd. Earlier in his career, David provided internal audit and risk management services in the advisory department of Grant Thornton Fahn Kanne Control Management and served in the audit department of KPMG. David holds degrees in accounting and management from the French Ministry of Higher Education and Research and is a certified public accountant in Israel.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, of which the most advanced program, COM503, is in IND enabling studies is licensed to Gilead. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 in the tumor microenvironment to inhibit cancer growth. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071